ALBERTA COMPLIANCE SERVICES INC.

02060888

SEC MAIL PROCESSING RECEIVED DEC 16 2002 WASH, D.C. 155 SECTION

November 25, 2002

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: International Health Partners Inc. (formerly Canadian Dental Partners Inc.)
File No. 82-4868

Please accept for filing the following documents that include information required to be made public:

1. Qualifying Issuer Certificate (Resale of Securities MI 45-102)
2. News Release dated September 30, 2002
3. News Release date October 21, 2002
4. Notice of Meeting and the Record Date
5. BCSC Form 51-901F
6. Audited Financial Statements for the year ended June 30, 2002
7. Annual Report 2002
8. Annual Information Form dated November 17, 2002
9. Supplemental Mail List Card
10. Notice of Meeting and Information Circular
11. Instrument of Proxy
12. Insider Trading Report for David McQuaig dated September 27, 2002
13. Insider Trading Report for Nathaniel Podilsky dated October 17, 2002.
14. Form 20 dated September 30, 2002
15. Form 20 dated October 7, 2002

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Yours truly,
ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham

Sherri Van Ham
Associate

dle 1/10

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com

82-4868

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

International Health Partners Inc. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on August 26, 2002 of 150,000 common shares and $60,000 convertible debenture of International Health Partners Inc, International Health Partners Inc. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Calgary this 30th day of September, 2002

INTERNATIONAL HEALTH PARTNERS INC.

"signed"

Per: ______________________

David B. McQuaig
President

82-4868

PRESS *Release*

INTERNATIONAL HEALTH PARTNERS INC.

For Immediate Release
Date: September 30, 2002

Trading Symbol: IHP –TSX VENT
Shares Outstanding: 8,724,774
Press Release #02-07

International Health Partners Inc. Announces Private Placement

CALGARY, ALBERTA—International Health Partners Inc. ("IHP") is pleased to announce that it will issue shares pursuant to a private placement for a maximum of $300,000.00. The issue price will be $0.10 per share. PCG Ventures Inc of Vancouver, BC. will purchase the majority of the shares issued pursuant to the Placement which will constitute the Qualifying Transaction for PCG Ventures as defined by the TSX Venture Exchange Policy 2.4. The Placement is subject to regulatory approval and the majority of minority shareholder approval of PCG Ventures Inc. shareholders. IHP will use the proceeds from the Placement to acquire additional opportunities in the field of medical and dental management.

Mr. David McQuaig, President and Chief Financial Officer, states, "We are pleased that the management and board of PCG Ventures Inc. has chosen to share and assist us in our vision to become the leader in the practice management field in Canada. Our organization has attained the critical mass necessary to ensure that profits from future acquisitions will accrue to the bottom line."

International Health Partners Inc. is a medical and dental "Practice Management Company" in the business of evaluating and consolidating medical & dental facilities. The Company operates a chain of modern health facilities that provide primary medical and dental services in the province of Alberta.

For further information, please contact David McQuaig, President; Ph (403) 264-7664 Fx (403) 264-7640

To find out more about International Health Partners Inc. (CDNX: IHP), visit our website at www.ihp.ca

Investor inquiries please call toll-free at 1-877-664-6663 - or visit our website www.IHP.ca - or e-mail to Investor@IHP.ca

82-4868

INTERNATIONAL HEALTH PARTNERS INC.

Quarterly and Annual Report to Shareholders for the Fourth Quarter and Year ended June 30, 2002

FORM 51-901F

Quarterly and Year-End Report

Incorporated as part of: [ ] **Schedule A**

[X] **Schedules B & C**

ISSUER DETAILS:

NAME OF ISSUER:	International Health Partners Inc.
ISSUER ADDRESS:	Suite 201, 501 – 18 Ave. S.W. Calgary, Alberta T2S 0C7
ISSUER TELEPHONE NUMBER:	403-264-7664
ISSUER FAX NUMBER:	403-264-7640
CONTACT PERSON:	David B. McQuaig
CONTACT'S POSITION:	President & CEO
CONTACT'S TELEPHONE NUMBER:	403-444-6969
FOR QUARTER ENDING:	June 30, 2002
WEB SITE:	www.ihp.ca
CONTACT E-MAIL ADDRESS:	david@ihp.ca
DATE OF REPORT:	November 12, 2002

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE BOARD OF DIRECTORS HAS APPROVED THE DISCLOSURE CONTAINED THEREIN. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

David B. McQuaig	*"David B. McQuaig"*	2002/11/12
Name of Director	Signed (Typed)	Date Signed (YY/MM/DD)
Nathaniel Podilsky	*"Nathaniel Podilsky"*	2002/11/12
Name of Director	Signed (Typed)	Date Signed (YY/MM/DD)

82-4868

MANAGEMENT'S REPORT

The accompanying financial statements of International Health Partners Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with generally accepted accounting principles.

The Company maintains systems of internal accounting and administrative controls, consistent with reasonable costs, which are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate, and that the Company's assets are appropriately accounted 6r and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements.

The financial statements have been audited by Buchanan Barry LLP, and their report is contained herein.

("signed")
David McQuaig
President and Chief Executive Officer

("signed")
Brian Lamb, CMA
Chief Financial Officer

AUDITORS' REPORT

TO THE SHAREHOLDERS OF INTERNATIONAL HEALTH PARTNERS INC.

We have audited the consolidated balance sheets of International Health Partners Inc. as at June 30, 2002 and the consolidated statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at June 30, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The comparative figures were audited by another firm of chartered accountants.

Calgary, Alberta
October 5, 2002

"signed"
Buchanan Barry LLP
Chartered Accountants

FINANCIAL STATEMENTS

STATEMENTS OF OPERATIONS AND DEFICIT
Years ended June 30, 2002 and 2001

	2002	2001
Dental facilities revenue	$ 3,560,102	$ 2,049,635
Medical revenue	1,238,631	894,121
Management fees	87,631	-
	4,886,364	2,943,756
Dental, medical and lab fees	2,303,208	1,223,857
	2,583,156	1,719,899
Other income and expenses		
Operating expenses	1,986,228	1,804,283
General and administrative	575,992	238,186
Amortization	205,553	198,105
Interest on long-term obligations	58,763	52,452
Other income	(6,241)	(63,880)
	2,820,295	2,229,146
Net loss	(237,139)	(509,247)
Deficit, beginning of year	(1,004,622)	(495,375)
Deficit, end of year	$ (1,241,761)	$ (1,004,622)
Loss per share- basic	$ (0.03)	$ (0.10)
Loss per share– fully diluted	$ (0.03)	$ (0.10)

See accompanying notes to financial statements.

82-4868

NOTES TO FINANCIAL STATEMENTS

1. GENERAL

International Health Partners Inc. (the "Corporation") is incorporated under the Business Corporations Act (Alberta). The Corporation acts as a dental and medical practice management company through which it acquires operating dentistry and medical assets, employs the non-professional personnel and enters into service agreements with dental and medical practitioners.

The financial statements of the Corporation have been prepared by management in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

The Corporation carries on the business of dental and medical practice management in one operating segment exclusively in Western Canada.

2. FUTURE OPERATIONS

The consolidated financial statements are prepared on a basis appropriate for a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business. At June 30, 2002, the Corporation has a working capital deficiency and has incurred operating losses. The Corporation's ability to continue as a going concern is dependent upon achieving profitable operations and obtaining financing to meet its obligations. If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary to the carrying value of certain assets and liabilities and the reported revenue and expenses.

3. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements include the accounts of International Health Partners Inc. and of all subsidiary companies and comply with Canadian generally accepted accounting principles.

(b) Cash held in trust

Cash held in trust consists of funds held by the Corporation's lawyers pending completion of the purchase of AE Dental Centre Ltd.

(c) Short-term investments

Short-term investments are valued at the lower of cost or quoted market value (market value: 2002 - $138,158; 2001 - $nil).

(d) Inventory

Inventory is stated at the lower of cost and net realizable value. It is accounted for on a first in first out basis.

82-4868

NOTES TO FINANCIAL STATEMENTS

3. Significant accounting policies cont'd

(e) Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided for over the estimated useful lives of the assets at the following annual rates.

Asset	Basis	Rate
Office furniture and fixtures	Declining balance	20%
Dental equipment	Declining balance	20%
Computer equipment and software	Declining balance	30%
Leasehold improvements	Straight-line	10 years

(f) Intangible assets

Intangible assets are recorded at cost less accumulated amortization. Amortization is provided for over the estimated useful lives of the assets as follows:

Asset	Basis	Rate
License agreement	Straight-line	42 months

(g) Goodwill

Goodwill is recorded at cost less accumulated amortization. Goodwill has not been amortized for the year ended June 30, 2002 in accordance with Canadian generally accepted accounting principles. Management reviews the valuation of goodwill on an ongoing basis, taking into consideration any events or circumstances which might have impaired the fair value. Goodwill is written down to fair value when declines in value are considered to be other than temporary based on the expected cash flows.

(h) Loss per share

Basic loss per Common Share is calculated using the weighted average number of Common Shares outstanding during the year. For the year ended June 30, 2002 the weighted average number of Common Shares outstanding was 6,995,154 (2001 – 4,959,775).

(i) Income taxes

The Corporation follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

(j) Stock-based compensation plans

The Corporation has stock-based compensation plans which are described in note 15.

Consideration paid on exercise of stock options or purchase of stock is credited to Common Shares and no compensation expense is recognized when stock options or stock are issued.

82-4868

NOTES TO FINANCIAL STATEMENTS

4. CHANGE IN ACCOUNTING POLICY

Effective July 1, 2001, the Corporation adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for goodwill. Goodwill was not amortized for the year ended June 30, 2002. Previously the Corporation amortized goodwill on a straight-line basis over 5 years. There has been no change in previously reported amounts and comparative financial statements have not been restated.

Effective July 1, 2000 the Corporation adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for income taxes using the liability method. Previously the Corporation used the deferral method. The new policy has been adopted retroactively and there was no change in previously reported amounts. Comparative financial statements were not restated.

5. BUSINESS ACQUISITIONS

(a) DentaCare - Westland ("Westland")

The Corporation acquired certain assets of Westland effective July 1, 2001. The transaction was accounted for using the purchase method.

b) DentaCare Inc. ("DentaCare")

The Corporation acquired certain assets of DentaCare effective July 1, 2001. The transaction was accounted for using the purchase method.

(c) AE Dental Centre Ltd. ("AE Dental")

The Corporation acquired certain assets of AE Dental effective June 14, 2002. The transaction was accounted for using the purchase method. The Common Shares in the amount of $15,000 were issued subsequent to June 30, 2002 and have been recorded in other accounts payable (note 10).

Details of the aggregate consideration given and the fair values of net assets acquired are as follows:

Consideration:

	Westland	DentaCare	AE Dental	Total
Cash	$ 22,112	$ -	$ 142,885	$ 164,997
Convertible Debenture	69,230	35,770	60,000	165,000
Issuance of share capital	155,000	-	15,000	170,000
Assumption of debt	120,000	-	82,115	202,115
	$ 366,342	$ 35,770	$ 300,000	$ 702,112

Net Assets acquired, at fair value:

	Westland	DentaCare	AE Dental	Total
Current as sets	$ 67,666	$ -	$ 20,000	$ 87,666
Capital assets	149,750	-	160,000	309,750
Intangible assets	-	9,500	-	9,500
Prepaid revenue	-	26,270	-	26,270
Goodwill	201,176	-	120,000	321,176
Current liabilities	(52,250)	-	-	(52,250)
	$ 366,342	$ 35,770	$ 300,000	$ 702,112

82-4868

NOTES TO FINANCIAL STATEMENTS

5. Business Acquisitions cont'd

(d) BowGlen Medical Centre ("BowGlen")

The Corporation acquired certain assets of BowGlen effective September 1, 2000. The transaction was accounted for using the purchase method.

(e) SouthWest Medical Centre ("SouthWest")

The Corporation acquired certain assets of SouthWest effective November 1, 2000. The transaction was accounted for using the purchase method. The Common Shares in the amount of $84,000 were issued subsequent to June 30, 2001 and were recorded in other accounts payable (note 10).

Details of the aggregate consideration given and the fair values of net assets acquired are as follows:

Consideration:

	BowGlen	SouthWest	Total
Note payable	$ 35,000	$ -	$ 35,000
Issuance of share capital	38,000	84,000	122,000
Acquisition costs	28,830	28,830	57,660
	$ 101,830	$ 112,830	$ 214,660

Net Assets acquired, at fair value:

	BowGlen	SouthWest	Total
Inventory	$ 5,000	$ 5,000	$ 10,000
Capital assets	95,000	95,000	190,000
Goodwill	26,830	12,830	39,660
Assumption of term loan	(25,000)	-	(25,000)
	$ 101,830	$ 112,830	$ 214,600

82-4868

NOTES TO FINANCIAL STATEMENTS

9. BANK INDEBTEDNESS

	2002	2001
Cheques issued in excess of funds on deposit	$ 17,605	$ 12,968
Operating loan	-	25,000
	$ 17,605	$ 37,968

Revolving lines of credit are available to the Corporation up to a maximum of $150,000. The loans are repayable on demand and bear interest at prime plus 1.25% per annum. General security agreements and general assignments of book debts secure the loans.

10. OTHER ACCOUNTS PAYABLE

	2002	2001
Share subscriptions payable	$ 15,000	$ 114,000
Deferred purchase consideration (note 5(c) and (e))	15,000	84,000
	$ 30,000	$ 198,000

Share subscriptions payable

As consideration for the purchase of office furniture and computer equipment and software in April 2002 in the amount of $15,000, the Corporation issued 150,000 Common Shares at a deemed issue price of $0.10 per share. The shares were issued subsequent to June 30, 2002.

Funds in the amount of $114,000 were received by the Corporation prior to June 30, 2001 for Common Shares issued through a private placement in August 2001.

11. DEFERRED REVENUE

Deferred revenue consists of funds received in advance from the Graduate Students Association of the University of Alberta for dental services provided subsequent to June 30, 2002.

12. LONG-TERM DEBT

	2002	2001
Bank loan, repayable in monthly installments of $2,870 plus interest at bank prime plus 2.25%, due March 2004	$ 62,647	$ 99,957
Note payable, non-interest bearing, due August 2002	17,500	35,000
	80,147	134,957
Less current portion	51,940	51,940
	$ 28,207	$ 83,017

The bank loan is secured by government guarantees and other non-corporate security.

Principal payments for the next two years are as follows:

2003	$ 51,940
2004	$ 28,207
	$ 80,147

13. CAPITAL LEASE OBLIGATIONS

	2002	2001
Capital leases, renegotiated July 2002 (note 20)	$ 333,581	$ 396,273
Capital lease, repayable in monthly installments of $2,400 including interest at 8.75%, due May 2005	90,864	110,716
Capital lease, repayable in monthly installments of $369 including interest at 12%, due January 2007	7,135	-
Capital lease, repayable in monthly installments of $1,961 including interest at 7%, due July 2009	130,508	-
Capital leases, repayable in monthly installments of $7,572 including interest at 7.5%, due October 2009	103,757	-
Capital lease, repayable in monthly installments of $3,646 including interest at 7.5%, due November 2009	230,840	-
	896,685	506,989
Less current portion	67,861	102,110
	$ 828,824	$ 404,879

Future minimum lease payments, excluding implicit interest, are as follows:

2003	$ 67,861
2004	127,434
2005	157,485
2006	120,713
2007 and subsequent	423,192
	$ 896,685

14. CONVERTIBLE DEBENTURE

The convertible debenture in the amount of $60,000 (2001 - $Nil) was issued June 14, 2002 and bears interest at the rate of 6% per annum. Principle and interest are payable on the due date, June 14, 2003. The debenture is secured by way of a fixed and floating charge over the Corporation's present and after acquired assets. The security is subordinated to the prior payment in full of all senior indebtedness. The conversion price is $0.25 per Common Share. The holder has the right to convert any or all of the principle amount at any time until the debenture is fully repaid, redeemed, purchased by the Corporation or cancelled. The debenture is redeemable, in its entirety, but not partially, at any time prior to maturity, at the option of the Corporation.

82-4868

NOTES TO FINANCIAL STATEMENTS

15. SHARE CAPITAL

(a) *Authorized:*

Unlimited number of Common Shares

Unlimited number of Preferred Shares issuable in series

(b) *Common Shares issued:*

	Number of shares	Amount
Balance, June 30, 2000	4,487,607	$ 851,638
Issued for cash on private placements	411,000	205,500
Issued on business acquisitions (note 5)	126,667	38,000
Issued for cash on exercise of options	100,000	26,738
Issued for services	30,000	9,000
Share issue costs	-	(15,381)
Balance, June 30, 2001	5,155,274	$1,115,495

	Number of shares	Amount
Balance, June 30, 2001	5,155,274	$1,115,495
Issued for cash on private placements	2,024,500	326,288
Issued on business acquisitions (note 5)	1,195,000	239,000
Issued for services	50,000	12,500
Share issue costs	_	(8,992)
Balance, June 30, 2002	8,424,744	$1,684,291

(c) *Stock options:*

The following options to purchase common shares have been granted to directors, officers and employees. Options expire five years from the time of grant and can be exercised any time prior to expiry. At the time of grant, the exerci se price is equal to the market price.

	June 30, 2002		June 30, 2001	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding, beginning of year	361,800	$0.27	431,800	$0.27
Granted	297,600	$0.16	30,000	$0.20
Exercised	-	-	(100,000)	$0.27
Cancelled	(145,900)	$0.26	-	-
Outstanding, end of year	513,500	$0.21	361,800	$0.27

The following summarizes information about the stock options outstanding at June 30, 2002. All of these options are currently exercisable.

Range of exercise prices	Number out-standing at June 30, 2002	Weighted-average remaining contractual life (years)	Weighted-average exercise price
$0.25	181,200	2.27	$0.25
$0.36	39,200	2.71	$0.36
$0.16	293,100	4.33	$0.16
$0.16 - $0.36	513,500	3.48	$0.21

82-4868

NOTES TO FINANCIAL STATEMENTS

15. Share Capital cont'd

(d) Warrants:

The following warrants to purchase common shares have been issued to outsiders and investors of the Company. Warrants expire within two years from the time of issue and can be exercised at any time prior to expiry. At the time of the issue, the exercise price is equal to the market price.

	June 30, 2002		June 30, 2001	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding, beginning of year	1,559,000	$0.30	234,500	$0.60
Issued	700,000	$0.20	1,324,500	$0.25
Exercised	-	-		-
Expired	(234,500)	$0.60	-	-
Outstanding, end of year	2,024,500	$0.23	1,559,000	$0.30

The following summarizes information about warrants outstanding at June 30, 2002.

All of these warrants are currently exercisable.

Range of exercise prices	Number outstanding at June 30, 2002	Weighted-average remaining contractual life (years)	Weighted-average exercise price
$0.25	1,324,500	0.92	$0.25
$0.20	700,000	0.38	$0.20
$0.20 - $0.25	2,024,500	0.73	$0.23

16. INCOME TAXES

The income tax expense differs from the amount which would be obtained by applying the expected Canadian income tax rates as follows:

		2002		2001
Loss before income tax	$	(237,139)	$	(509,247)
Corporate income tax rate		41.11%		43.11%
Expected future income tax		(97,488)		(219,536)
Resulting from:				
Amortization		84,504		85,403
Capital cost allowance		(23,312)		(91,932)
Other items		(12,778)		(7,009)
Loss for which no benefit has been recognized		49,074		233,074
Income tax expense (recovery)	$	-	$	-

82-4868

NOTES TO FINANCIAL STATEMENTS

16. Income Taxes cont'd

The Corporation and its wholly owned subsidiaries have the following deductions available for use against future years' income:

		Maximum annual Rate of Claim
Undepreciated capital costs	$ 1,281,613	20 – 30%
Eligible capital expenditures	$ 271,295	7%
Share issue costs	$ 16,422	20%

The Corporation has incurred non-capital losses for income tax purposes of approximately $1,227,434, as at June 30, 2002. The related benefit has not been recorded, as the Corporation is unable to ascertain whether it is more likely than not these losses will be utilized in future periods. For this reason, no recovery has been recorded. Unless sufficient taxable income is earned, these losses will expire as follows:

2005	$ 100,174
2006	109,875
2007	357,363
2008	540,649
2009	119,373
	$ 1,227,434

Reconciliation of the Corporation's Income tax rate is as follows:

Federal income tax rate	36.00 %
Federal abatement	(10.00)%
Surtax	1.12 %
Provincial income tax rate	13.99 %
Combined federal and provincial income tax rate	41.11 %

17. FINANCIAL INSTRUMENTS

The Corporation's financial instruments included in the balance sheet are comprised of cash, short-term investments, accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, other accounts payable, deferred revenue, long-term debt and capital lease obligations.

a) Fair values

The fair values of the Corporation's financial instruments do not differ significantly from their carrying values.

b) Credit risk

The Corporation's accounts receivable are due from a diverse group of customers and as such are subject to normal credit risks.

c) Interest rate risk

The Corporation is also exposed to interest rate cash flow risk to the extent that the bank indebtedness, bank loan and capital lease obligations are at floating interest rates.

82-4868

NOTES TO FINANCIAL STATEMENTS

18. CHANGE IN NON-CASH OPERATING ACCOUNTS

	2002	2001
Accounts receivable	$ (156,060)	$ (98,527)
Inventory	(8,585)	17,283
Prepaid expenses and deposits	14,297	12,469
Accounts payable and accrued liabilities	150,954	313,299
Deferred revenue	138,158	-
	$ 138,764	$ 244,524

19. COMMITMENTS

The Corporation has operating lease commitments for clinic premises and equipment rental. Future payments pursuant to these commitments are as follows:

2003	$ 332,002
2004	303,039
2005	188,858
2006	145,199
2007	19,624
	$ 988,722

The Corporation has a commitment for a settlement agreement in the amount of $34,000. Future payments consist of $24,000 in 2003 and $10,000 in 2004.

20. SUBSEQUENT EVENTS

(a) Capital leases:

Effective July 2002 the Corporation renegotiated capital leases in the amount of $333,581. The new lease obligations are repayable in monthly installments of $7,138 including interest at 7.5%, due October 2009. The terms of the new lease obligations are no payments for the first three months and payments of interest only for the next three months.

(b) Dental contract:

The Corporation renewed the dental contract with the Graduate Students Association of the University of Alberta for a two-year period commencing October 15, 2002 to October 14, 2004.

(c) Stock options:

The Corporation granted stock options to acquire 299,000 shares to directors, officers and employees on September 5, 2002. The options have an exercise price of $0.10 and expire September 5, 2007.

(d) Private placement:

The Corporation issued a news release September 30, 2002 announcing that it will issue Common Shares through a private placement for a maximum of $300,000. The issue price will be $0.10 per share. PCG Ventures Inc. will purchase the majority of the shares. The placement is subject to regulatory approval and the approval of certain shareholders of PCG Ventures Inc.

In September of 2002, IHP signed a Letter of Intent with PCG Ventures Inc., a CPC shell on the TSX Venture Exchange. The anticipated transaction will see PCG subscribe for 2.7 million shares of IHP common stock as its "Qualifying Tansaction". This will result in IHP increasing its cash position by $270,000.

82-4868

ANNUAL INFORMATION FORM

INTERNATIONAL HEALTH PARTNERS INC.

201, 501 - 18th Avenue S.W.
Calgary, Alberta T2S 0C7

Dated: November 17, 2002

82-4868

INTERNATIONAL HEALTH PARTNERS INC.

TABLE OF CONTENTS

Preliminary Information

Effective Date of Information

This Annual Information Form ("AIF") is dated November 17, 2002, and the information contained here in is current as of such date; other than certain financial information which is current as of June 30, 2002, being the date of the Corporation's most recently completed year end.

Incorporation of Other Documents

This AIF will be supplemented by, and the following documentation is hereby incorporated by reference as part of this AIF: (i) the Corporation's consolidated annual financial statements as of June 30, 2002 and June 30, 2001, together with the auditor's report thereon; (ii) the most recent management proxy information circular dated November 1, 2002 pertaining to the Corporation's annual general meeting to be held on December 6, 2002; (iii) all documents, including material change reports and quarterly financial statements, as filed with B.C. and Alberta Securities Commissions in accordance with the requirements of the Securities Acts (British Columbia) and (Alberta). These documents are available for viewing on the website www.sedar.com.

All financial information in this AIF is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The Corporation's fiscal year end is June 30.

Currency

All dollar amounts are expressed in Canadian dollars unless otherwise stated.

Purpose

This AIF is prepared in accordance with Form 44-101F, for the limited purpose of providing relevant background material necessary for a proper understanding of the nature of the Corporation, its operations and prospects for the future.

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THE CORPORATION

International Health Partners Inc. ("IHP" or the "Corporation") was incorporated as a private corporation under the name 730285 Alberta Inc. by Certificate of Incorporation issued pursuant to the provisions of the *Business Corporations Act* (Alberta) on March 5, 1997. The Articles of the Corporation were amended by Certificate of Amendment dated June 20, 1997 to remove the "private company" provisions and the restrictions on share transfers and to change the name of the Corporation to VF Capital Ltd. On August 9, 1999, the Corporation changed its name from VF Capital Ltd. to Canadian Dental Partners Inc. On September 13, 2000 the Corporation incorporated a subsidiary, International Health Partners (Medical) Inc. to acquire and manage primary care medical clinics. At the Corporation's Annual and Special Meeting on December 4, 2000 shareholders voted to change the name of the Corporation to International Health Partners Inc.

The head office and the registered and records office is located at 201, 501 - 18th Avenue S.W., Calgary, Alberta, T2S 0C7.

DENTAL AND MEDICAL PRACTICE MANAGEMENT COMPANIES

The Dental Practice Management Company ("DPMC") concept is relatively new in Canada but has existed in the United States for over five years and has grown to as many as 9 public & private companies representing approximately 1% of practicing dentists in the United States. The Corporation believes there is significant room for growth within the Canadian dental industry and is targeting Alberta and Ontario as its primary markets. The appeal of this concept to the dental community lies in the fact IHP offers dentists close to retirement an exit strategy and those that are not business orientated a place to practice free from the burden of ownership. Dental practices involve significant overhead expenses that have been increasing at approximately 2% per year. Many practices operate with significant debt, and dentists find themselves spending up to 30% of their time doing administrative work rather than contributing to revenue generation. [Source - Dental Practice Management Companies - A Comprehensive Guide to the Industry: Haverford Capital Advisors, Inc.]

A Dental or Medical PMC provides professional management of the business aspects and allows the Doctor to concentrate on quality patient care. The regulatory environment, consisting of the Canadian Dental Association (CDA) and Alberta Dental Association (ADA) continues to review the emergence of DPMC's in Canada. The American Dental Association in the United States has adopted a conservative approach (see "Industry Overview"), which has resulted in the need to split the business from the

dental practice aspects, which has led to the creation of the Dental Director position within the Corporation. From the Medical Clinic perspective, the governing body for the physicians is the College of Physicians and Surgeons. There are no restrictions of Practice Management Companies relating to the medical practices. The only stipulation calls for the Management company to have a Medical Director who will be responsible for all medical matters as it relates to the group of clinics.

INDUSTRY OVERVIEW

DPMC's originate from the medical management companies in the United States and they offer everything from consulting to actual ownership of the facility with the independent dentist practicing on a contract basis.

Market Size

In the U.S. the dental management industry is considered a growth industry. It has been projected that the dental service market will grow to $80 billion in the year 2005. At present the market is valued at $57 billion. [Source - Dental Practice Management Companies - A Comprehensive Guide to the Industry: Haverford Capital Advisors, Inc.] In contrast, at $4 billion, the Canadian market is in its infancy. The Corporation believes that currently less than 1% of Canadian dentists are part of a DPMC. The Canadian market for dental services is expected to grow to $8 billion by 2005 (AEGIS report from YFMC Healthcare). Management of the Corporation believes that the potential for DPMC's in Canada is significant. The potential market for DPMC's in Calgary is represented by the 530 dentists practicing in the city. Edmonton has 580 dentists practicing within its city limits (Updater, 1998) and Alberta and Ontario have respectively, 1,581 and 6,887 dental practitioners in all (Canadian Dental Association - September, 1999). Furthermore, according to the CDA (September 30, 1999) there are 16,681 Dental Practitioners including specialists and generalists in Canada and 14,971 (89%) of them are general practitioners. Statistics Canada reports that 94% of Canadian dental practitioners practice alone in solo practices.

Regulatory Issues

Regulatory legislation in the dental industry is strict. In the U.S., forty states will not allow a non-dentist to own a practice. This is referred to as "prohibition on the corporate practice of dentistry" (www.ada.org 1997). To work within this legislation, the DPMC often contracts with the dentist and owns the equipment. The Canadian model is very similar.

The DPMC model started about five years ago in the U.S. Until recently, however, it was unclear whether DPMC's would be allowed in Alberta. In November of 1997, the Alberta Dental Association Board decided that a contractual arrangement between Apple Orthodontix, a U.S. based DPMC that represents Orthodontists in Calgary, and Dr. Duncan Brown violated section 13 of the Board's regulations prohibiting any non-dentist to control the practice of dentistry. Dr. Brown filed for a judicial review of the Board's decision and Mr. Justice Hart determined that:

> "There is no indication whatever that office administration, accounting or other internal business functions ancillary to the treatment of patients are included in the definition of dentistry. . . . and ... in my view the Legislature did not intend to confer upon the Board the power to regulate the purely business aspects of the dentist's practice which have no bearing on the treatment of patients. *(Dr. Duncan Brown vs. The Alberta Dental Association and the Alberta Dental Association Board).*

The judgement seemed to indicate that a DPMC does not necessarily interfere with the practice of dentistry, however, it is important that there is a separation of the business functions of the dental practice from the treatment aspects of the dental practice. This judgement was appealed by the Alberta Dental Association in the Court of Appeal of Alberta and overturned on February 6, 2002. Since this time the previous Dental Profession Regulations have been replaced by the new Health Professions Act RSA 2000. At present IHP and its legal advisors believe that its current structure meets the requirements of the ADA and is within the intent of the Health Professions Act R.S.A. 2000.

BUSINESS OF THE CORPORATION

Corporate Profile and Development

The Corporation operates as a Practice Management Company ("PMC") through which it acquires operating dentistry or medical assets, employing the non-professional personnel of dental or medical practices and entering into service agreements with dental or medical practitioners. The Corporation's principal source of revenue is generated through the collection of administration and facility fees as set out in the service agreements.

The Corporation currently operates the Fifth Avenue Dental Centre, BrightSmile Dental Centres in Crowfoot Centre and Northgate Mall, the Glenmore Landing Dental Wellness Centre, Westland DentaCare Dental Centre as well as supplies management services for three other DentaCare offices in Edmonton & Red Deer. The Corporation also owns and manages two primary care medical centres, SouthWest Medical Clinic & BowGlen Medical Centre both located in Calgary.

The Corporation structures its acquisitions such that its purchase price is based upon cash flow, not assets. The Corporation's preferred payment terms are assumption of debt and lease obligations of the acquired practice, and then payment of the remaining balance in cash, shares of the Corporation, and convertible debentures. This structure allows it to acquire practices without prohibitively large initial cash outlays and facilitates growth while in the initial phases of development.

Compensation for employees includes a combination of salary and participation in the Corporation's stock option plan.

Dental/Medical Centres

(i) Fifth Avenue Dental Centre (formerly Calgary Centre for Laser Dentistry Inc.)

The Corporation purchased the dental assets of the Calgary Centre for Laser Dentistry in August of 1999 for $357,952 through the issuance of 500,000 common shares of the Corporation at a deemed price of $0.15 per share and the assumption of lease obligations totalling $282,952.

This clinic is located on the edge of downtown Calgary, which allows it to attract clients from the downtown workforce as well as residential clients from the surrounding neighbourhoods. It is a well-designed clinic that caters to the upper income range of clientele. The staffs consists of a full-time dentist, assistant and receptionist as well as a full-time hygienist. This clinic recently changed its name to Fifth Avenue Dental Centre to reflect its location in the city.

(ii) Glenmore Landing Dental Wellness Centre (Glenmore Landing)

The Corporation completed the acquisition of the dental assets of the Glenmore Landing Dental Wellness Centre in January of 2000. The Corporation paid $340,000 for the dental assets through the payment of cash, the issuance of 111,000 common shares, assumption of existing debt and a $50,000 convertible debenture. The debenture was redeemed in June 2000.

The clinic is located in southwest Calgary in a fairly affluent area. As this is a well-established community in Calgary much of the clientele have been long-term patients of the clinic. The main focus of this clinic is on cosmetic dentistry and full mouth restorations done under "sedation dentistry" for anxious patients.

The staff consists of a full-time dentist, one dental assistant, one receptionist, two hygienists and one hygiene co-ordinator.

(iii) BrightSmile Dental Centre – Crowfoot Centre

The Corporation opened a new dental centre in Crowfoot Centre in April 2000. The cost of developing, equipping and opening this centre was approximately $300,000, with 90% of the cost being financed. The centre is 1,511 square feet and contains 5 full operatories. This location became cash flow positive in May 2001. Although the opening of new clinics is a deviation from the Corporation's goal of acquiring cash flow positive clinics, management felt the demographics and lease arrangements for this location afforded an excellent opportunity for growth.

(iv) *BowGlen Medical Centre (BowGlen)*

On September 13, 2000 the Corporation incorporated a subsidiary, International Health Partners (Medical) Inc. It is the view of the Corporation's Board of Directors that the existing management team has the expertise to allow it to expand its role of a medical practice management company ("MPMC").

The BowGlen Medical Centre is located on the main floor of a Medical professional building in northwest Calgary. It provides walk-in and family practice services as well as being a major provider of third party medicals.

SouthWest Medical Clinic (SouthWest)

On November 1, 2000 the Corporation acquired the SouthWest Medical Clinic. This is a busy family practice located in southwest Calgary. There are currently six physicians who operate in this clinic.

(vi) *Westland DentaCare, Spruce Grove, Alberta*

On July 1, 2001 the Corporation acquired the DentaCare location in Spruce Grove. Located in Westland Market Mall in Spruce Grove, Alberta, this location has exceptional potential for growth. The space is plumbed for 6 operatories and currently only 3 are equipped. Two full time dentists and one full time hygienist provides services at this facility. Since acquiring this location IHP has installed 2 more operatories and contracted with another full time Hygienist.

(vii) *BrightSmile Dental Centre – Northgate Mall*

On June 16, 2002 the Corporation acquired equipment and lease rights to a location to be developed as BrightSmile Dental – Northgate. It is located in an extremely busy shopping development known as Northgate Mall. The location is located on the second

floor of a two-story strip mall that is anchored on one side by an IKEA Store and sits beside a large Safeway and Home Depot Stores on the other. The daily traffic count through this parking lot exceeds 10,000 cars. IHP will be implementing a Hygiene program. This location currently has no exterior signage or yellow page advertising. A new exterior sign facing the parking lot will be installed as well as including this location in our full-page yellow pages ad. This location is equipped with 3 fully functional operatories and benefits from an extremely low lease rate.

(v) Management Agreements

As well as acquiring Westland DentaCare on July 1, 2001 the Corporation also took over the Management Agreements in place with DentaCare Inc. This new revenue stream has greatly enhanced the Corporation's profitability and has expanded the whole "business partner" concept to be more easily expanded into non-corporate owned facilities. Currently the Corporation provides management services to three other DentaCare locations. The benefit of these types of agreements is that there is no capital outlay or incurrence of additional expenses. These agreements utilize the excess capacity of existing staff and resources. Currently, the funds generated by these contracts exceed $60,000 annually.

Business Strategy

Due to the nature of PMC's, the Corporation has two client streams: dental/medical professionals and patients. The Corporation's growth strategy is through the acquisition of dental and medical locations therefore marketing to dentists and doctors is highly important. To attract medical and dental professionals, the Corporation focuses on relieving administrative burdens and marketing to increase new patient flow. The Corporation also realizes economies of scale through reducing management costs in medical and dental operations.

The second part of the Corporation's growth strategy is facility usage through increasing patient flow. This strategy is aimed at the consumers with advertising campaigns such as 310-SMILE and the focus on quality service. A low-cost strategy will not influence patients since most have dental plans that cover the services. Therefore the Corporation uses differentiation techniques such as building a brand name in dental service by focusing on quality (equipment, staff, environment) and convenience (location, hours). In addition, cosmetic dentistry is an area of growth with niche potential. Furthermore, management of the Corporation feels that improved marketing at and of practices will attract new clients and enable dentists to provide existing clients additional services. In regards to medical centres the current shortage of physicians ensures an abundance of medical patients.

The Corporation ensures medical and dental professionals understand the value in terms of immediate liquidity and increased revenue through the business model.

Competition

Other PMC's

Direct competition in Canada, in terms of other DPMC's, is currently low but expected to increase in the next five years as it has in the U.S. There are currently 9 US public and private DPMC's, two of which have over 400 member practices. Only one of the American dental firms has entered Canada. It is estimated that less than 0.05% of Canadian dentists belong to American DPMC's. As the status of DPMC's is currently in a state of flux in Alberta and Canada, it is too early for much direct competition.

Although the concept of DPMC's is relatively new to Canada, the Corporation does face some competition from both domestic and foreign sources. Domestically, the Corporation may face competition from Altima Dental Centres. Altima is a private Dental Practice Management Company operating 18 offices in Ontario. Altima is actively recruiting new offices.

On the foreign side, the only U.S. DPMC operating in Canada is Orthodontic Centres of America ("OCA"), a practice management company specializing in orthodontic practices and providing financial management/training and marketing services for its affiliated practices. OCA currently does not manage any practices in Calgary and its focus on orthodontics does not make it a direct competitor to the Corporation. OCA is the largest specialty Dental Practice Management Company in North America with a market capitalization of US $880 million and annual gross patient revenues of US $368 million from 584 Centres under management. (In Dent Practice Management - May 2000)

Other US firms not currently operating in Canada include InterDent, the largest provider of dental management services in the U.S. with 204 locations in eleven states. InterDent has over $230 million in annualized patient revenues under management and is expanding by building a fully integrated support environment utilizing advanced information technologies to enable dental professionals to provide patients with high quality, comprehensive, convenient and cost effective care (OneSource, November 1999).

Other large US competitors include: Gentle Dental Service Corp, which provides management services as opposed to acquiring the dental practice. The company provided services to 260 dentists at 70 locations in California, Oregon, Washington, Idaho and Hawaii. Coast Dental, another significant player, develops and manages a network of general dentistry practices. The company manages 22 dental centers in Florida, is staffed by 24 Coast Dentists and serves over 105,000 patients. Castle Dental is a DPMC that believes its strategy of building its own centers will reduce the company's dependence on achieving growth through acquisitions and thereby building shareholder value over the long-term. It manages 97 dental centers with about 240 affiliated dentists in Texas, Florida, Tennessee and California.

There are other Medical Practice Management Companies operating in Canada and Calgary specifically, such as Med Emerg International Inc., MCI Medical Clinics, Med Stop and MediCentre. The Corporation's management does not feel competition from these companies for locations, but rather more so for physicians to put into locations.

Other Dental Practices and Consultants

Indirect competition, in the form of independent dentists or those who have partnered up and work out of one clinic, does exist. There is little product differentiation in the industry and brand awareness is not a developed concept. Most dentists are likely to offer the same service, and convenience (location, hours) is generally the main criteria for choosing a dentist. There is a degree of loyalty to a dentist but the cost of switching dentists is relatively low.

In Calgary alone, there are over 500 dental practices, ranging from solo practitioners to small partnerships. Two larger partnerships are Dentrix Dentalcare, which operates out of three northwest mall locations (North Hill, Northland, and Market Mall) and Sierra Centre for Dental Wellness in Signal Hill Centre in southwest Calgary. A competitive reaction to a DPMC is to merge practices and attempt to capitalize on economies of scale without losing control of their practices.

The other source of indirect competition comes from management consultants who may or may not specialize in medical/dental practice management. This competition will not be as great because a DPMC can differentiate their product due to their specialty and expertise in dental practices, as well as the liquidity they provide the affiliating dentist.

Additionally, the costs of switching consultants will be higher due to the learning curve involved when consulting begins.

Barriers to Entry

The entry barriers are low to medium in this industry. The requirements for this industry would be capital costs and personnel with a good operational knowledge of medical and dental centres. These entry barriers could mean that American DPMC's could soon acquire practices or existing DPMC's in Canada. Reaction from dentists may come in the form of increased partnerships and a move to larger practices that can take advantage of the economies of scale that a DPMC can exploit.

Another barrier to DPMC's in Canada is the current uncertainty in the regulatory environment. This is a provincial jurisdiction and decisions made by provincial regulatory bodies may affect the Corporation's ability to grow across Canada.

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KEY PERSONNEL

As of November 17, 2002, the Corporation has 4.0 full time equivalent ("FTE") employees at its administrative office in Edmonton, Alberta, 3 FTE employees at its executive offices in Calgary, Alberta. Operationally the company employs approximately 35 staff as well as provides professional management services to 16 Doctors at the various dental and medical clinics. The following are a list of the key management and personnel:

David McQuaig, President and Chief Executive Officer
- responsible for day to day affairs at the corporation and its centres.
- responsible for all merger and acquisition activity.

Brian Lamb, CMA, Chief Financial Officer
- responsible for seeking out and securing expansion capital.
- responsible for supervision of the financial accounting of the Corporation.

Rita Loken, CA, Controller
- responsible for supervising all accounting functions of the Corporation and its centres
- responsible for supervising A/P and payroll staff.

Suzanne Armstrong, Operations Manager
- responsible for organizing dental and medical practices as they are acquired and standardizing operations

Lorraine Assmus, RDH Manager of Hygiene Services
- responsible for supervision and productivity of Hygiene departments within the dental centres

Dr. Sanjay Rajpal, Dental Director
- senior dentist to which the Corporation supplies services.

Dr. Michael Geoghegan, Medical Director
- responsible for all the client files within the medical clinics.

RISK FACTORS

1. The practice of dentistry is regulated at both the provincial and federal levels. There can be no assurance that the regulatory environment in which the clinics operate will not change significantly in the future. The laws and regulations of all provinces in which the Corporation intends to expand do impact the Corporation's operations, but do not currently materially restrict the Corporation's operations in those provinces.

In connection with its operations in existing markets and expansion into new markets, the clinics may become subject to additional laws, regulations and interpretations, or enforcement actions. The ability of the clinics to operate profitably will depend in part upon the ability of the clinics to operate in compliance with applicable health care regulations

2. The success of the Corporation is dependent upon its key personnel. The future of the business will depend, in part, upon the ability of the Corporation to attract and retain qualified personnel, as they are needed, and a core management group with the ability to identify new opportunities. The contribution of key individuals to the immediate future operations of the Corporation is likely to be of central importance.

3. The Corporation's practice management business is in its early stage of development and has yet to show a history of profitability.

4. The Corporation is in a new business area in Canada and the success of its operating results will depend largely on its ability to market its practice management services.

5. Since the practice management service that the Corporation provides is relatively new in Canada, there is no established Canadian market information upon which the Corporation can predict future sales.

6. There are other competitors, which supply similar services to those provided by the Corporation. The growth of such competitors may result in reduced sales, reduced margins, or both. The Corporation may be competing with larger, better-capitalized companies, which may be in a better position to respond to shifts in the marketplace.

7. The Corporation intends to expand its business, in part, through acquisition of compatible assets or businesses which can be adapted to fit the Corporation's growth plan. There can be no assurances that suitable acquisition candidates can be identified and acquired on favorable terms or that the acquired operations can be profitably operated or integrated into the Corporation's plans. In addition, any internally generated growth experienced by the Corporation could place significant demands on the Corporation's management, thereby restricting or limiting its available time and opportunity to identify and evaluate potential acquisitions. To the extent management is successful in identifying suitable companies for acquisitions, the Corporation may deem it necessary or advisable to finance such acquisitions through the issuance of common shares, securities convertible into common shares or debt financing, or a combination of these. In such cases, the issuance of common shares or convertible securities could result in further dilution to the holders of common shares of the Corporation at the time of such issuance or conversion.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Last Three Financial Years

The following table sets forth selected financial information of the Corporation for the last three completed financial years.

	June 30, 2002	June 30, 2001	June 30, 2000
Revenue	$4,886,364	$2,943,756	$942,335
Net Income (Loss)	($237,139)	($509,247)	($357,346)
Income (Loss) per share	($0.03)	($0.10)	($0.09)
Total Assets	$2,373,334	$1,378,042	$1,267,369
Long Term Debt	$857,031	$487,896	$570,478
Cash Dividends Paid	Nil	Nil	Nil

The following table sets forth information for the Quarterly financial statements.

Fiscal Year 2002				
	June 30	March 31	December 31	September 30
Revenue	$4,886,364	$3,627,334	$2,369,272	$1,153,435
Net Loss	($237,139)	(77,184)	(110,790)	(54,724)
Loss per share	($0.03)	0.01	0.02	0.01
Total Assets	$2,373,334	1,970,700	1,955,923	1,869,073
Long Term Debt	$857,031	39,687	49,970	556,218
Cash Dividends Paid	Nil	Nil	Nil	Nil

Fiscal Year 2001				
	June 30	March 31	December 31	September 30
Revenue	$2,943,756	$2,113,043	$978,366	$423,071
Net Loss	$(509,247)	$(196,989)	$(190,885)	$(144,450)
Loss per share	0.10	$0.04	$0.04	$0.03
Total Assets	$1,378,042	$1,669,761	$1,353,160	$1,318,862
Long Term Debt	$487,896	$559,494	$569,525	$591,640
Cash Dividends Paid	Nil	Nil	Nil	Nil

MANAGEMENT'S DISCUSSION AND ANALYSIS

International Health Partners Inc. provides practice management services to medical and dental practitioners, thus allowing them to focus on quality patient care. The corporation markets and operates dental facilities with the brand 310 SMILE and trades under the symbol IHP on the TSX Venture Exchange.

For the year ended June 30, 2002, the corporation recorded total revenue of $4,886,364 of which $3,647,733 was derived from dental facilities & management fee income and $1,238,631 was derived from medical facilities income. This was a 65% increase over the previous years gross revenues. This increase was mostly attributable to revenues from the acquisition of the Westland DentaCare facility and the addition of 4 dental management contracts. An additional increase was seen from increases in same store growth as some facilities continue to mature as well as other acquired facilities now contributed a full 12 months of revenues.

Expenses directly relating to the dental and medical facilities income were $2,303,208. These expenses consist of professional fees of $1,944,103 and lab fees of $359,105. Operating expenses relating to the dental and medical facilities were $1,986,228, including wages in the amount of $1,005,508.

General and administrative expenses for the management of the Corporation were $575,992, including wages in the amount of $226,225. Management acknowledges what looks like a substantial increase in G & A costs. However this increase is mainly attributable to a change in reporting procedures this fiscal year that saw a change in the tracking and recording of G & A costs. Previously "Head Office" support and services was divided up and expensed at the facility level.

In the last half of fiscal 2002 Management developed a positive working relationship with a new chartered bank and successfully negotiated an increase in its operating facilities from $75,000 to $160,000.

In June of 2002 the corporation successfully completed the refinancing of all of its capital leases and as a result current operations now generate more than enough cash flow to meet debt servicing obligations internally. From a cash flow basis, all seven facilities are cash flow positive and management anticipates that all G & A costs will now be covered by the profits from the operation of these seven facilities.

As at June 30, 2002 the Corporation had cash and / or cash equivalents and accounts receivable totaling $555,993.

In June of 2002 the Corporation completed the acquisition of its 7th facility located in NorthGate Mall in Calgary. Management is confident that this excellent location now branded as a "BrightSmile Dental Centre" will meet and exceed its revenue estimates.

In August of 2002 the Corporation reorganized the operations of its 2 Medical Facilities, decreasing one supervisor position and increasing facility space from 3 FTE Physicians daily to 5 FTE. These changes are expected to ensure a profitable year for the Medical division.

The Corporation issued a news release September 30, 2002 announcing that it will issue Common Shares through a private placement for a maximum of $300,000. The issue price will be $0.10 per share. PCG Ventures Inc. will purchase the majority of the shares. The placement is subject to regulatory approval and the approval of certain shareholders of PCG Ventures Inc. Funds from this private placement will be used to acquire one or two more dental facilities in the Calgary or Edmonton market. Profits from these new facilities are expected to be accrued directly to the Corporation's bottom line, since G&A is covered by existing facilities.

The Corporation renewed the dental contract with the Graduate Students Association of the University of Alberta for a two-year period commencing October 15, 2002 to October 14, 2004. This contract provides a dental plan for members of the Graduate Students Association.

The Corporation granted stock options to acquire 299,000 shares to directors, officers and employees on September 5, 2002. The options have an exercise price of $0.10 and expire September 5, 2007.

Effective July 2002, the Corporation renegotiated capital leases in the amount of $333,581. The implicit interest rate is 7.5% and the maturity date is October 2009.

The Corporation intends to continue to acquire new dental and medical contracts over the ensuing year. Management is currently seeking acquisition capital for several existing opportunities. The Corporation continues to develop its 5 year plan, although this plan has taken longer than anticipated, management is pleased that it has retained Loewen and Partners Corporate Services Inc. to assist in the final development. It is anticipated that by early 2003 IHP will successfully attract debt financing to begin an aggressive acquisition program.

In addition, management is continuing with its previous objective of increasing revenue and profitability at the existing facilities.

MARKET FOR SECURITIES

The Corporation's common shares are listed for trading on the TSX Venture Exchange under the symbol "IHP".

DIVIDEND POLICY

The Corporation has never paid and has no intention to pay dividends on its common shares in the near future. The Corporation's dividend policy is reviewed periodically by the Board of Directors and is subject to change, depending on earnings of the Corporation, financial requirements and other factors as appropriate.

DIRECTORS AND OFFICERS

The following table sets forth the names and municipalities of residence of the directors and officers of the Corporation, their positions held with the Corporation and their principal occupations:

Name and Municipality of Residence	Offices Held	Principal Occupation During Past Five Years	Period of Service as Director
David McQuaig[1] Calgary, Alberta	President, Chief Executive Officer and Director	Mr. McQuaig as President & CEO has been with the company from its inception as a JCP in 1997. He has served the corporation in key roles over the past 4 years. President of the Corporation since May 1997 and Chief Financial Officer from May 1997 to September 2002. Assumed role of Chief Executive Officer of the corporation in September 2002. Previously he spent 14 years in operations with the Alberta Department of Justice and 12 years of private industry experience from his ownership of Canada West Printing Ltd, and several H & R Block Franchises. Mr. McQuaig also serves as Secretary and Director of EIG Equity Investment Group Inc., a private investment company in Calgary. Additionally Mr. McQuaig serves as a board member of the Phi Gamma Delta Educational Foundation (Canada) and President of the Phi Gamma Delta (Calgary) Housing Corp.	May 26, 1997

Brian Lamb, CMA Calgary, Alberta	Chief Financial Officer	Brian Lamb has previously served as a consultant to the corporation since November 2000. Professionally, he specializes in providing financial and management services to his clients including International Health Partners Inc. For the past 8 years he has been a senior financial and management consultant to numerous companies crossing many industries. Prior to that Mr. Lamb spent 12 years of increasing levels of responsibility with Gulf Canada Resources from 1984 to 1995, leaving as a Finance Manager for Gulf's Corporate Administrative group.	October 21, 2002
Randy Dawson[1] Canmore, Alberta	Secretary and Director	President and director of Alberta Spirits, Inc., a chain of liquor stores located in Canmore, Alberta, since 1994. Prior to that Mr. Dawson served as Chief of Staff to the Right Honourable Joe Clark, Minister of External Affairs. Previously Mr. Dawson spent seven years as Executive Assistant to Dick Johnston, Provincial Treasurer of Alberta.	May 26, 1997
Nathaniel Podilsky Edmonton, Alberta	Director	A Dentist for the past 15 years who owns and operates 2 dental practices in Edmonton, Alberta; President and founder of DentaCare Inc., a private Dental Practice management company in Edmonton, Alberta that has owned and/or managed 8 Dental practices.	July 1, 2001
H. Steve Walton[1] Cypress, Texas	Director	Managing Director, Cypress Capital, a Texas based private investment company. Mr. Walton previously served as a senior officer of Apple Orthodontix, a publicly traded healthcare practice management company, and as an executive in three NYSE listed companies (Catalyst Energy, Sanifill and USA Waste). In addition to the Board of IHP, Mr. Walton currently serves as a director of White Horse Interactive, LLC, a Portland, Oregon based web-design and e-commerce consulting firm, of Logisco, Inc., a Nashville, Tennessee based transportation management company, Clearsail, Inc., a Texas software company, and Tubel Technologies, a Texas oil & gas technology company.	August 18, 1998

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Robert Syverson Coronado, CA	Director	President of Crown Consulting, LLC, founded by Mr. Syverson in 1998. Crown Consulting provides consulting services to not-for-profit and start -up companies. Prior to Crown Consulting, from June 2000 to April 2002, Mr. Syverson was President and Chief Financial Officer of Uniloc, Inc., a software encryption company providing security in the Internet segment. From October 1998 to June 2000, Chief Operating Officer for Roncone International, a division of OCA (Orthodontic Centres of America). President of Apple Orthodontix, Inc., from November, 1996, and Chief Operating Officer from October, 1996 until May, 1998. From July 1996 through October 1996, Consultant to Apple Orthodontix, Inc., on operational and financial issues.	November 20, 1998

Notes: [1]Members of the audit committee.

The Corporation's directors and officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate 3,056,000 common shares, representing 35% of the issued and outstanding common shares of the Corporation.

Corporate Cease Trade Orders or Bankruptcies

None of the directors, officers or promoters of the Corporation are, or have been within the past 10 years, a director, officer or promoter of other reporting companies which, during such individual's tenure, was the subject of a cease trade or similar order that denied that issuer access to any statutory exemptions for a period exceeding thirty consecutive dates.

None of the directors, officers or promoters are, or have been within the past 10 years, officers or promoters of other issuers which were declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with any creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

Penalties or Sanctions

None of the directors, officers or promoters of the Corporation or shareholders holding more than 20% of the issued and outstanding shares of the Corporation have:

a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

None of the directors, officers or promoters of the Corporation, or shareholders holding 20% or more of the issued and outstanding shares of the Corporation have, within the past 10 years, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

Conflicts of Interest

Insofar as certain directors of the Corporation also serve as directors of other companies, it is possible that certain opportunities may be offered to both the Corporation and to such other companies, and further that those other companies may participate in the same opportunities in which the Corporation has an interest.

In exercising their powers and performing their functions, the directors are required to act honestly and in good faith and in the best interests of the Corporation, and to exercise the care, due diligence and skill of a reasonably prudent person.

Every director who is, in any way, directly or indirectly interested in a proposed contract or transaction with the Corporation, must disclose the nature and extent of his interest at a meeting of the directors. Every such director must account to the Corporation for any profit made as a consequence of the Corporation entering into or performing the proposed contract or transaction, unless he discloses his interest, and after his disclosure, the proposed contract or transaction is approved by the directors and he abstains from voting on the approval of the proposed contract or transaction.

ADDITIONAL INFORMATION

Undertaking

The Corporation will provide to any person, upon request to the President of the Corporation at its corporate head office:

(1) one copy of this Annual Information Form, together with one copy of any document or the pertinent pages of such documents incorporated by reference herein;

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(2) one copy of the Corporation's comparative financial statements for its most recently completed financial year, together with the accompanying reports of the auditor, and one copy of any interim financial statements of the Corporation subsequent to the financial statements for the most recently completed financial year; and

(3) one copy of the Information Circular of the Corporation in respect of its most recent annual meeting of shareholders.

The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation's Information Circular for its annual and special meeting to be held in Calgary, Alberta, on December 6, 2002. Additional financial information is provided in the Corporation's comparative financial statements for its most recently completed financial year.

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International Health Partners Inc.

Notice of Current AIF

In accordance with Part 3 of Multilateral Instrument 45-102, International Health Partners Inc. (the "Corporation") hereby advises that the Corporation has filed a current AIF under SEDAR project number 494117.

DATED at Calgary, Alberta this 20th day of November 2002.

International Health Partners Inc.

Per: "David McQuaig"
David McQuaig
President and Chief Executive Officer

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International Health Partners Inc.
(the "Corporation")

Supplemental Mailing List

RETURN CARD

NI 54-102 provides shareholders with the opportunity to elect annually to have their names added to the Corporation's supplemental mailing list in order to receive quarterly financial statements of the Corporation.

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to security holders and investors in a more timely and cost efficient manner than by traditional paper methods. In cases where the method of delivery is not mandated by legislation, documents may be delivered by electronic means if the recipient provides consent to receive the documents by that method.

If you wish to receive quarterly financial statements of the Corporation, and/or you wish to receive corporate information via electronic mail, please complete and return this form to:

International Health Partners Inc.
c/o Alberta Compliance Services Inc.
602 - 304 - 8 Avenue SW
Calgary, Alberta, T2P 1C2

☐ I would like to receive quarterly financial statements by regular mail

☐ I consent to receive quarterly financial statements via electronic mail.

____
Name of Shareholder (Please Print)

____
Address

____
City Province Postal Code

____
E-mail Address

The undersigned hereby certifies to be a shareholder of International Health Partners Inc.

____
Signature of Shareholder

Dated ________________, 2002

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International Health Partners Inc.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO: The Shareholders of International Health Partners Inc.

TAKE NOTICE that the Annual General Meeting (the "Meeting") of the shareholders of International Health Partners Inc. (the "Corporation") will be held at the Ernst & Young Tower, Plus 15 Meeting Rooms, 440-2 Ave SW, Calgary, Alberta on the 6th day of December, 2002 at 2:00 p.m. for the following purposes:

1. To receive and consider the financial statements of the Corporation for the year ended June 30, 2002, and the auditors' report thereon.

2. To elect directors.

3. To appoint auditors and to authorize the directors to fix their remuneration.

4. To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying this Notice.

SHAREHOLDERS OF THE CORPORATION WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED FORM OF PROXY AND TO MAIL IT TO OR DEPOSIT IT WITH THE CORPORATION'S AGENT, ALBERTA COMPLIANCE SERVICES INC., 602, 304 – 8TH AVENUE S.W., CALGARY, ALBERTA T2P 1C2. IN ORDER TO BE VALID AND ACTED UPON AT THE MEETING, FORMS OF PROXY MUST BE RETURNED TO THE AFORESAID ADDRESS NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS, AND HOLIDAYS) BEFORE THE TIME SET FOR THE HOLDING OF THE MEETING OR ANY ADJOURNMENT THEREOF.

The Board of Directors of the Corporation has fixed as the record date for the Meeting at the close of business on November 1, 2002. Only shareholders of the Corporation of record as at that date are entitled to receive notice of and to vote at the Meeting, unless such shareholder transfers shares after the Record Date and the transferee of those shares establishes that he owns the shares and demands, not later than the close of business on the date ten (10) days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

DATED at Calgary, Alberta, this 1st day of November 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

"David McQuaig"

David McQuaig
President and Chief Executive Officer

International Health Partners Inc.
(the "Corporation")

INFORMATION CIRCULAR

for the Annual General Meeting
to be held on Friday, December 6, 2002

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies for use at the Annual General Meeting of the Shareholders of the Corporation (the "Meeting") to be held on the **6th day of December, 2002**, at the Ernst & Young Tower, Plus 15 Meeting Rooms, 440–2 Ave SW, Calgary, Alberta, at 2:00 p.m. (Calgary time) and at any adjournment thereof, for the purposes set forth in the Notice of Annual General Meeting. Instruments of proxy must be received by the Corporation's agent, Alberta Compliance Services Inc., Suite 602, 304 - 8th Avenue S.W., Calgary, Alberta T2P 1C2, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the holding of the Meeting or any adjournment thereof. The Board of Directors of the Corporation has fixed the **Record Date** for the Meeting at the close of business on **November 1, 2002**. Only shareholders of the Corporation of record as at that date are entitled to receive notice of and to vote at the Meeting, unless such shareholder transfers shares after the Record Date and the transferee establishes ownership of such shares and demands, not later than the close of business ten (10) days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote.

Voting of Common Shares - Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold shares in their own name ("beneficial shareholders"). Beneficial shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders can be recognized and acted upon at the meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the broker or an agent of a broker. Shares held by brokers or their nominees can be voted upon the instructions of the beneficial shareholder. The directors and officers of the Corporation do not know for whose benefit the shares are registered. ***Therefore, beneficial shareholders will not be recognized at the Meeting for the purposes of voting their shares in person or by way of proxy.***

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial shareholders in advance of the meeting. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial shareholders in order to ensure that their shares are voted at the meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP mails the proxy materials to the beneficial shareholders with a voting information form ("VIF") and asks them to return the VIF to ADP. ***A beneficial shareholder receiving a VIF from ADP will not be able use that proxy to vote shares directly at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have the shares voted.***

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Registered Shareholders Revocability of Proxy

A registered shareholder ("shareholder") who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or shareholder's attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

Persons Making Solicitations

The solicitation is made on behalf of the management of the Corporation. The costs incurred in the preparation and mailing of the Proxy, Notice of Annual General Meeting, and this Information Circular will be borne by the Corporation. Solicitation will primarily be by mail. In addition, proxies may be solicited in person, by telephone or other means of communication and by directors, officers, and employees of the Corporation, who will not be specifically remunerated therefor.

Exercise of Discretion by Proxy

Common shares represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting, and where the shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted on any ballot in accordance with the specification so made.

IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES WILL BE VOTED IN FAVOUR OF THE MATTERS TO BE ACTED UPON. THE PERSONS APPOINTED UNDER THE INSTRUMENT OF PROXY FURNISHED BY THE CORPORATION ARE CONFERRED WITH DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THOSE MATTERS SPECIFIED IN THE PROXY AND NOTICE OF ANNUAL GENERAL MEETING. AT THE TIME OF PRINTING THIS INFORMATION CIRCULAR, MANAGEMENT OF THE CORPORATION KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTER.

Matters to be Acted upon at Meeting

ELECTION OF DIRECTORS

At the Meeting, it is proposed that five (5) directors be elected, to hold office until the next annual meeting or until their successors are elected or appointed. There are currently five (5) directors of the Corporation, each of whom retire from office at the Meeting. Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of the election of directors of the nominees set forth below.

The names and municipalities of residence of the persons nominated for election as directors, the number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in the Corporation, the period served as director and the principal occupation of each are as follows:

Name and Municipality of Residence	Number of Shares Beneficially Owned[1]	Offices Held and Date became a Director	Principal Occupation
David McQuaig[2] Calgary, Alberta	743,000	President and Chief Executive Officer, Director since May 1997	President of the Corporation.
Randy Dawson Calgary, Alberta	156,166	Secretary, Director since May 1997	President and Director of Alberta Spirits Inc.
H. Steven Walton Cypress, Texas	nil	Director since August 1998	Managing Director, Bellmeade Capital Partners, LLC.
Robert J. Syverson Coronado, California	nil	Director since November 1998	Senior Vice-President, Roncone Division, Orthodontic Centers of America Inc.
Nathaniel Podilsky[2] Edmonton, Alberta	925,000 [3]	Director since July 2001	Dentist

[1]Information as to shares beneficially owned, not being in the knowledge of the Corporation, has been furnished by the respective directors.
[2]Member of Audit Committee
[3]Includes shares held by DentaCare Inc., a company controlled by Nathaniel Podilsky.

All of the above are directors of the Corporation elected at the last annual meeting of shareholders of the Corporation.

APPOINTMENT OF AUDITORS

Unless otherwise directed, it is management's intention to vote the proxies in favour of an ordinary resolution to appoint the firm of Buchanan Barry, LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Corporation until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration. Buchanan Barry, LLP have been the Corporation's auditors since April 2002.

Voting Shares and Principal Holders thereof

As at *November 1, 2002*, 8,624,774 common shares of the Corporation were issued and outstanding, each such share carrying the right to one vote at the Meeting. A quorum for the transaction of business at the Meeting is not less than one (1) person present holding or representing by proxy not less than five per cent (5%) of the shares entitled to be voted.

To the knowledge of the directors and senior officers of the Corporation, as at November 1, 2002, no person or corporation beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

Compensation of Executive Officers and Directors

For the purposes of this section, "executive officer" means the Chairman and the Vice-Chairman of the Board of Directors, the President, and any Vice-President in charge of a principal business unit such as sales, finance, or corporate planning, and any other officer of the Corporation who performs a policy-making function in respect of the Corporation, whether or not such officer is also a director of the Corporation. As at November 1, 2002, the Corporation had two (2) executive officers.

Aggregate Remuneration

The aggregate cash compensation paid to the Corporation's executive officers for services rendered during the financial year ended June 30, 2002 was $94,000. Cash compensation includes salaries, fees (including directors' fees), commissions and bonuses and, in addition to amounts actually paid during and for the most recently completed financial year, cash compensation includes: bonuses to be paid for services rendered during the most recently completed financial year unless those amounts have not yet been allocated; bonuses paid during the most recently completed financial year for services rendered in a previous financial year; and any compensation other than bonuses earned during the most recently completed financial year, the payment of which is deferred.

Executive Compensation

Summary Compensation Table

The following table contains information on compensation paid to or earned by the Corporation's Chief Executive Officer for the three most recently completed financial years of the Corporation. During this period, the Corporation had no other Named Executive Officers whose total salary and bonus exceeded $100,000.

	Annual Compensation		Long-Term Compensation	
Name and Principal position	Year Ending June 30	Salary ($)	Options (1) (2)	All other Compensation
David McQuaig, CEO	2002 2001 2000	84,000 84,000 84,000	172,500 4,200 104,200	10,000 nil 14,500

Notes:

(1) Denotes number of common shares of the Corporation covered by options during the year.

(2) The Corporation did not pay or provide: (a) any bonuses; (b) any other annual compensation; (c) restricted stock awards; or (d) any long-term incentive plan awards or payments in any of the years ending June 30, 2002, 2001 or 2000.

(3) The Corporation does not have in place any long-term incentive plan other that the stock option plan.

Aggregated Option Exercises in Last Financial year and Financial Year-end Option Values

The following table summarized the number of common shares acquired during the fiscal year ended June 30, 2002 by the Chief Executive Officer of the Corporation pursuant to the exercise of the stock options, the aggregate value realized upon such exercise and the number of common shares covered by unexercised options under the Plan as at June 30, 2002. Value realized upon exercise is the difference between the fair market value of the underlying shares on the exercise date and the exercise or base price of the options. The value of the unexercised in-the-money options at the fiscal year end is the difference between the exercise or base price of the options and the fair market value of the underlying shares on June 30, 2002 which was $0.10 per common share. These values, unlike the amounts set forth in the column "Aggregate Value Realized", have not been and may never be, realized. The options have not been, and may not be, exercised and actual gains, if any, on exercise will depend on the value of the underlying shares on the date of exercise. There can be no assurance that these values will be realized.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at June 30, 2002	Value of Unexercised in-the-money Options at June 30, 2002 Exercisable
David McQuaig	nil	nil	172,500	nil

Compensation of Directors

The directors of the Corporation are not entitled to receive a fee for attending meetings and are entitled to receive reimbursement for traveling and other expenses properly incurred while attending meetings of the Board of Directors or any committee thereof or in the performance of their duties as directors of the Corporation. The aggregate compensation paid to the directors of the Corporation and its subsidiaries as directors during the financial year ended June 30, 2002 was nil.

Other Compensation

The aggregate value of the other compensation (including benefits) paid by the Corporation to executive officers of the Corporation did not exceed the lesser of $10,000 times the number of executive officers and 10% of the cash compensation paid to executive officers during the financial year ended June 30, 2002.

Stock Options

The Corporation has a Stock Option Plan (the "Plan") authorizing the grant of options to designated participants (being directors, officers, employees, or consultants of the Corporation). The Board of directors of the Corporation will make available common shares for stock options in the number, at the exercise price and during the period that it considers appropriate.

4B

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During the fiscal year 145,900 options were cancelled. Since June 30, 2002 299,000 options were granted to officers, directors, employees and consultants with an exercise price of $0.10 and an expiry date of September 5, 2007. The following options remain outstanding and unexercised as of November 1, 2002:

Name	Position	# of options	Exercise price	Expiry date
David McQuaig	President	40,000	$0.10	Sep 5/07
		168,300	$0.16	Oct 29/06
		4,200	$0.36	Mar 16/05
Nat Podilsky	Director	40,500	$0.10	Sep 5/07
		34,500	$0.16	Oct 29/06
Randy Dawson	Director	20,500	$0.10	Sep 5/07
		4,500	$0.16	Oct 29/06
		20,000	$0.36	Mar 16/05
		30,000	$0.25	Oct 6/04
Robert Syverson	Director	16,000	$0.10	Sep5/07
		22,500	$0.16	Oct 29/06
		46,500	$0.25	Oct 6/04
Steve Walton	Director	16,000	$0.10	Sep 5/07
		22,500	$0.16	Oct 29/06
		46,500	$0.25	Oct 6/04
Brian Lamb	CFO	75,000	$0.10	Sep 5/07
Consultants		51,000	$0.10	Sep 5/07
		25,800	$0.16	Oct 29/06
		10,000	$0.36	Mar 16/05
		43,200	$0.25	Oct 6/04
Employees		40,000	$0.10	Sep 5/07
		15,000	$0.16	Oct 29/06
		5,000	$0.36	Mar 16/05
		15,000	$0.25	Oct 6/04

Indebtedness of Directors and Senior Officers

Management of the Corporation is not aware of any indebtedness outstanding by directors or senior officers of the Corporation to the Corporation or its subsidiaries at any time since the commencement of the last completed financial year of the Corporation.

Management Contracts

There are no management functions of the Corporation, or it subsidiaries, which are performed to a substantial degree by a person other than a director or senior officer.

Interest of Insiders in Material Transaction

There were no material interests, direct or indirect, of directors and senior officers of the Corporation, nominees for director, any shareholder who beneficially owns more than 10% of the shares of the Corporation, or any known associate or affiliate of such persons in any transaction since the commencement of the Corporation's last completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Interest of Certain Person and Companies in Matters to be Acted Upon

Management of the Corporation is not aware of any material interest of any director or nominee for director, or senior officer or anyone who held office as such since the beginning of the Corporation's last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

Other Matters

Management knows of no amendment, variation, or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

Approval and Certification

The contents and sending of this Information Circular has been approved by the Directors of the Corporation. *The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.*

DATED at Calgary, Alberta, this 1st day of November 2002.

"David McQuaig"	"Brian Lamb"
David McQuaig	Brian Lamb
President, Chief Executive Officer	Chief Financial Officer

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INTERNATIONAL HEALTH PARTNERS INC.

May 16, 2002

Alberta Securities Commission
B.C. Securities Commission
TSX Venture Exchange

Dear Sirs:

Re: Notice of Change of Auditors

This is to advise that the former auditor of International Health Partners Inc. (the "Corporation"), KPMG, LLP has voluntarily resigned as auditor for the Corporation. Buchanan Barry, LLP, Chartered Accountants, have been appointed as successor auditors. There were no reservations in any auditor's report prepared by KPMG, LLP, Chartered Accountant with respect to any financial statements of the Corporation. In the opinion of the Corporation, there were no reportable events with respect to any of the Corporation's financial statements. The resignation of KPMG, LLP, Chartered Accountant and the recommendation to appoint Buchanan Barry, LLP as the successor auditors were considered and approved by the Corporation's audit committee and its Board of Directors.

Yours truly,

INTERNATIONAL HEALTH PARTNERS INC.

David, B. McQuaig
President

Calgary: Tel: (403) 264-7664 Fax: (403) 264-7640 Website: www.ihp.co #201, 501 - 18 Avenue SW, Calgary, Alberta, Canada T2S 0C7
Edmonton: Tel: (780) 413-9021 Fax: (780) 424-2481 #10, 10301 - 108 Street, Edmonton, Alberta, Canada T5J 1L7

NOTICE OF CHANGE OF AUDITOR

TAKE NOTICE that International Health Partners Inc. ("the Corporation") has advised KPMG LLP, the auditors of the Corporation, that it does not intend to propose to the Corporation's shareholders the reappointment of the auditors on the expiry of the auditors' term of office. The directors of the Corporation have on this date approved the appointment of Buchanan Barry LLP, as successor auditors in their place and stead and shall propose said appointment to the Shareholders at their next meeting.

TAKE FURTHER NOTICE THAT:

(a) in the opinion of the Corporation no reportable events, as that term is defined in National Policy 31, have occurred prior to the date of this Notice;

(b) there have been no reservations contained in the auditors' reports on the annual financial statements of the Corporation for the two fiscal years immediately preceding the date of this Notice nor for any period subsequent to the most recently completed period for which an audit report was issued;

(c) the Corporation's Board of Directors and Audit Committee have approved the appointment of Buchanan Barry, LLP in the place and stead of KPMG, LLP and have reviewed this Notice and the letters of Buchanan Barry LLP. and KPMG LLP attached.

Dated at Calgary, Alberta, this 30th day of April 2002.

BY ORDER OF THE BOARD OF DIRECTORS OF

INTERNATIONAL HEALTH PARTNERS INC.

"signed"

David McQuaig
President & CFO

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KPMG

KPMG LLP
Chartered Accountants
1200 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
www.kpmg.ca

Alberta Securities Commission
BC Securities Commission
TSX Venture Exchange

July 15, 2002

International Health Partners Inc.
National Policy Statement No. 31
Change of Auditor of a Reporting Issuer

We have been requested by the above-named Corporation to advise you that we have read the information contained in the Notice of Change of Auditor dated April 30, 2002, sent to us by the Corporation on July 11, 2002 and are in agreement with the information contained therein.

Yours very truly

KPMG LLP

Chartered Accountants
Calgary, Canada

MAJK/lcm
Enclosures
LTR-07-auditor change-01630.doc

BUCHANAN BARRY LLP
CHARTERED ACCOUNTANTS

May 24, 2002

Alberta Securities Commission
BC Securities Commission
TSX Venture Exchange

Dear Sirs:

Re: International Health Partners Inc. (the "Corporation") – Notice of Change of Auditors

As required by National Policy 31 and in connection with our proposed engagement as auditors of the Corporation, we have reviewed the information contained in the Corporation's Notice of Change of Auditors ("Notice") dated April 30, 2002 and agree with the information contained therein, based upon our knowledge of the information relating to the said Notice and of the Corporation at this time.

Yours very truly,

Buchanan Barry LLP

BUCHANAN BARRY LLP
Chartered Accountants

cc: International Health Partners Inc.

cal/kaa

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International Health Partners Inc.
Instrument of Proxy
for the
Annual General Meeting of Shareholders
December 6, 2002

The undersigned shareholder of International Health Partners Inc. (the "Corporation") hereby appoints David McQuaig, President and Chief Executive Officer of the Corporation, or, failing him, Nathaniel Podilsky, Director of the Corporation, or instead of either of the foregoing, ____________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual and General Meeting of the shareholders of the Corporation (the "Meeting"), to be held on December 6, 2002, and at any adjournment or adjournments thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this instrument of proxy in the following manner:

1. With respect to the election of directors for the ensuing year the nominees as a group set forth in the Information Circular of the Corporation dated November 1, 2002.

   FOR ______________ WITHHOLD FROM VOTING ______________

2. The appointment of Buchanan Barry, LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and the authorization of the directors to fix their remuneration.

   FOR ______________ WITHHOLD FROM VOTING ______________

3. At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may be properly brought before the meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

THIS INSTRUMENT OF PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. THE SHARES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED AND, WHERE THE SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO THE ABOVE MATTERS, WILL BE VOTED AS DIRECTED ABOVE, OR IF NO DIRECTION IS GIVEN, WILL BE VOTED IN FAVOUR OF THE ABOVE MATTERS.

EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER, OTHER THAN THE PERSONS DESIGNATED ABOVE, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND TO ACT FOR HIM AND ON HIS BEHALF AT THE MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE SHAREHOLDER'S APPOINTEE SHOULD BE PRINTED IN THE BLANK SPACE PROVIDED.

The undersigned hereby revokes any proxies heretofore given.

DATED this ____________ day of _______________, 2002.

____

(Signature of Shareholder)

____

Name of Shareholder (PLEASE PRINT)

____

(Number of Shares Voted)

Notes:

1. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.
2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.
3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.
4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the Corporation, c/o Alberta Compliance Service Inc., 602, 304 – 8th Avenue S.W., Calgary, Alberta T2P 1C2 not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the holding of the Meeting, or any adjournment thereof.
5. A proxy is valid only at the meeting in respect of which it is given or any adjournments(s) of that meeting provided, however, the Chairman of the meeting may at his discretion accept proxies received after this time up to and including the time of the Meeting, or any adjournment thereof.

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INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

International Health Partners Inc

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 29 08 01

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: McQuaig

GIVEN NAMES: David Brian

NO. / STREET / APT: # 201, 501 18th Ave S.W.

CITY: Calgary

PROV.: Alberta POSTAL CODE: T2S 0C7

BUSINESS TELEPHONE NUMBER: 403 - 264 - 7664

BUSINESS FAX NUMBER: 403 - 264 - 7640

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☑ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ BRITISH COLUMBIA ☐ FEDERAL ☐ BANK ACT ☐ CCAA ☐ ICA ☐ TLCA ☐ CBCA ☐ MANITOBA ☐ NEWFOUNDLAND ☐ NOVA SCOTIA ☐ ONTARIO ☐ QUEBEC ☐ SASKATCHEWAN ☐ UNITED STATES ☐ NASDAQ ☑ SEC

ALBERTA SECURITIES COMMISSION - EDM
SEP 3 0 2002
820090

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Warrants	0	20 08 01	65	114,500		.25		114,500	0	
Common Shares	628 500	25 09 01	11	114,500		.175		743,000	0	
Warrants	114,500	25 09 01	65	114,500		.25		229,000	0	
Options	4,200	29 10 01	96	168,300		.16		172,500	0	
Common Shares	743,000	16 11 01	10		200,000	.15		543,000	0	
Common Shares	200,000	25 02 02	11	200,000		.135		743,000	0	
Warrants	229,000	25 02 02	65	200,000		.20		429,000	0	
Common Shares	743,000	25/02/02	45	20,000		.25		763,000	0	

BOX 6. REMARKS

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): David B. McQuaig

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 27 09 02

FIN 2036 Rev. 95/2/22 HB – 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

82-4868

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL HEALTH PARTNERS INC

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): ___

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR): ___

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: PODILSKY

GIVEN NAMES: NATHANIEL

NO. / STREET / APT: #10 10301 - 108 STREET

CITY: EDMONTON

PROV.: ALBERTA POSTAL CODE: T5J 1L7

BUSINESS TELEPHONE NUMBER: 780-412-9021

BUSINESS FAX NUMBER: ___

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA
☑ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN

ACTIVITY NO.
FILE NO. B20090
DOC. TYPE/NO.
I.D. NO.
DOCUMENT RESP. ☐
CARRY FORWARD ☐ FINANCIAL ☐
INSIDER ☐ UNITED STATES INVEST ☐
PUBLIC ☐ PRIVATE ☐
FOR FILING ☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common		05	09	02	96	40.500		0.10			D	
Grant of Options												

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Oct 17/2002

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offen[ce] [if] the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): NATHANIEL PODILSKY

SIGNATURE: [signature]

82-4868

"PUBLIC"

ALBERTA SECURITIES COMMISSION - CALGARY
ASC
OCT 10 2002
ACTIVITY NO. 1482295
FILE NO. B0010
DOC. TYPE NO.
CORRESP. ☐ FINANCIAL ☐ INVEST ☐ PRIVATE ☐

ALBERTA·SECURITIES·COMMISSION

FORM 20
The *Securities Act*

Report Under Section 132(1) of the *Securities Act* of a Trade Made Under Section 131(1)(a), (b), (c), (d), (l), (m), (q), (r), (s), (t), (u) or (bb) of the *Securities Act* or Section 122(b) or (d) of the Alberta Securities Commission Rules.

Report Under Section 7.1(1) of Multilateral Instrument 45-103 *Capital Raising Exemptions* ("MI 45-103") of a Trade Made Under Section 3.1(2), 4.1(4) or 5.1(2) of MI 45-103.

Report Under Section 5.1 of ASC Blanket Order 45-503 *Offerings by CDNX Short Form Offering Document* of a Trade Made Under Blanket Order 45-503.

NOTE: Circle the prospectus exemption or exemptions relied on. This report is not required if a bank to which the Bank Act (Canada) applies or a trust company registered under the Trust Companies Act acquires from a customer evidence of indebtedness of the customer or an equity investment in the customer acquired concurrently with an evidence of indebtedness nor is it required in the circumstances described in section 7.1(2) of Multilateral Instrument 45-103 Capital Raising Exemptions.

8476 988 02/10/01 CHEQUE-C 100.00 13:41

1 Full name and address of the Vendor.

International Health Partners Inc., 201 - 501 - 18 Ave SW

Calgary, AB T2S 0C7

2 Name and address of the issuer of the security traded and description of the security.

same as #1

3 Date of trade(s). August 26, 2002

4 Amount or Number of Securities purchased.

150,000 common shares and $60,000 convertible debenture

82-4868

5 The vendor has prepared, certified and filed with the Commission a list comprising the name and address of each purchaser, the amount or number of securities purchased and the purchase price paid by each purchaser, the exemption relied upon and whether the securities are subject to a 4 or 12 month restricted period under Multilateral Instrument 45-102 and will provide the certified list to security holders who acquired securities pursuant to the prospectus exemptions in sections 131(q) or (r) of the Act.

6 State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to the agent.

not applicable

7 State the total gross proceeds realized in Alberta by the issuer or selling security holder from the distribution.

no proceeds received, securities issued for acqusition

CERTIFICATE OF VENDOR OR AGENT OF VENDOR

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Calgary, AB

this 30 day of Sept.,

20 02

Alberta Compliance Services Inc.
(name of vendor or agent – please print)

Joan Moody
Signature

Agent
(official capacity - please print)

Joan Moody
(please print here name of individual whose signature appears above, if different from name of vendor or agent printed above)

82-4868

PUBLIC

A·S·C
ALBERTA·SECURITIES·COMMISSION

ALBERTA SECURITIES COMMISSION - CALGARY
OCT 10 2002
ACTIVITY NO. 1484240
FILE NO. 320090
I.D. NO. 1032682

FORM 20
The *Securities Act*

Report Under Section 132(1) of the *Securities Act* of a Trade Made Under Section 131(1)(a), (b), (c), (d), (l), (m), (q), (r), (s), (t), (u) or (bb) of the *Securities Act* or Section 122(b) or (d) of the Alberta Securities Commission Rules.

Report Under Section 7.1(1) of Multilateral Instrument 45-103 *Capital Raising Exemptions* ("MI 45-103") of a Trade Made Under Section 3.1(2), 4.1(4) or 5.1(2) of MI 45-103.

Report Under Section 5.1 of ASC Blanket Order 45-503 *Offerings by CDNX Short Form Offering Document* of a Trade Made Under Blanket Order 45-503.

NOTE: Circle the prospectus exemption or exemptions relied on. This report is not required if a bank to which the Bank Act (Canada) applies or a trust company registered under the Trust Companies Act acquires from a customer evidence of indebtedness of the customer or an equity investment in the customer acquired concurrently with an evidence of indebtedness nor is it required in the circumstances described in section 7.1(2) of Multilateral Instrument 45-103 Capital Raising Exemptions.

8627 888 02/10/10 CHEQUE-C 100.00
08:44

1 Full name and address of the Vendor.

International Health Partners Inc., 201 - 501 - 18 Ave SW
Calgary, AB T2S 0C7

2 Name and address of the issuer of the security traded and description of the security.

same as #1

3 Date of trade(s). September 5, 2002

4 Amount or Number of Securities purchased.

299,000 stock options

82-4868

5 The vendor has prepared, certified and filed with the Commission a list comprising the name and address of each purchaser, the amount or number of securities purchased and the purchase price paid by each purchaser, the exemption relied upon and whether the securities are subject to a 4 or 12 month restricted period under Multilateral Instrument 45-102 *Resale of Securities* and will provide the certified list to security holders who acquired securities pursuant to the prospectus exemptions in sections 131(q) or (r) of the Act.

6 State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to the agent.

not applicable

7 State the total gross proceeds realized in Alberta by the issuer or selling security holder from the distribution.

no proceeds received, options not exercised

CERTIFICATE OF VENDOR OR AGENT OF VENDOR

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Calgary, AB

this 7 day of Oct,

2002

Alberta Compliance Services Inc.
(name of vendor or agent – please print)

Joan Moody
Signature

Agent
(official capacity - please print)

Joan Moody
(please print here name of individual whose signature appears above, if different from name of vendor or agent printed above)